

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

May 17, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration Shares of beneficial interest, par value $0.01 per share of the following series of PowerShares Exchange-Traded Fund Trust II, under the Exchange Act of 1934.

- PowerShares Canadian Energy Income Portfolio
- PowerShares China Small Cap Portfolio
- PowerShares China Technology Portfolio
- PowerShares S&P High Income Infrastructure Portfolio

Sincerely,